UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2013

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA ANNOUNCES CREATION OF VICE PRESIDENCIES AND APPOINTMENT OF VICE PRESIDENTS

Medellín, January 28, 2013

At a meeting held today, the Board of Directors of Bancolombia S.A. (“Bancolombia”) made the following decisions:

1)	Carmenza Henao Tisnes was appointed Chief Internal Auditor; Mrs. Henao has been acting as Interim Chief Internal Auditor since April 2011. She holds a System Engineering degree and a post graduate degree in Finance from EAFIT and is internationally certified as a System Auditor of the ISACA, Information Systems Audit and Control Association. Mrs. Henao is certified as an Ontological Coach by Newfield Consulting and Team Coach by the EEC (Escuela Europea de Coaching). She has conducted classes at several universities such as EAFIT, UPB, Universidad San Buenaventura de Cali and Universidad de Medellín.

Mrs. Henao has performed the role of Lead Analyst in the Finance and Wages departments. She has performed the roles of Technology Audit Manager and Branch Audit National Manager since 2006.

2)	Creates the following Vice Presidencies, [reporting] to the Housing and Consumer Credit Vice presidency:

•	Payment Solutions Vice presidency, responsible for strategy of the Payment Solutions business:

Liliana Vásquez Uribe has been appointed the Payment Solutions Vice president; she has been performing the role of Cards unit Director of Bancolombia S.A. Mrs. Vasquez holds a degree in Business Administration from Universidad EAFIT and a degree in Market Management studies with an emphasis on products from Universidad de los Andes.

Mrs. Vásquez joined Grupo Bancolombia in 1986 and has held several positions in the trust subsidiary and the Bank. Mrs. Vásquez is currently a member of the Credibanco Visa and Tuya financing company Boards of Directors.

•	Sufi Vice presidency, responsible for leading a specialized business unit focused on promoting consumer credit through indirect channels.

Jorge Andrés Isaza Betancur has been appointed the Sufi Vice president; he has been performing the role of Sufi National Manager. Mr. Isaza holds a Law degree from Universidad Pontificia Bolivariana, a post graduate degree in Marketing from EAFIT and a degree in senior managerial studies from Universidad de La Sabana. He joined Grupo Bancolombia in 1999 and he has held several positions in the commercial area.

Contacts
Sergio Restrepo	Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Capital Markets VP	Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4041424	Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: January 28, 2013	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance